Confidential Treatment Requested

by FleetMatics Group Limited

FM-001

Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 6, 2012

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

FleetMatics Group Limited

70 Walnut Street

Wellesley Hills, MA 02481

Attn: Stephen Lifshatz, Chief Financial Officer

Telephone: (781) 489-6948

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Matthew Crispino

Re:	FleetMatics Group Limited
Registration Statement on Form F-1
Filed on August 20, 2012
File No. 333-183441

Dear Mr. Crispino:

Rule 83 Confidential Treatment Request by FleetMatics Group Limited.

Request #1

Mr. Crispino	Confidential Treatment Requested
United States Securities and Exchange Commission	by FleetMatics Group Limited
September 6, 2012	FM-002
Page 2

This letter is being supplementally furnished on behalf of FleetMatics Group Limited (the “Company”), with respect to the Company’s Registration Statement on Form F-1 (File No. 333-183441) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2012. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Ordinary Shares (which are referred to in the Registration Statement as the Company’s “ordinary shares”). This per share price range does not reflect or give effect to a reverse split of the Company’s ordinary shares, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the ordinary shares referred to above.

FleetMatics Group Limited respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Stephen Lifshatz, Chief Financial Officer, FleetMatics Group Limited, 70 Walnut Street, Wellesley Hills, MA 02481, before it permits any disclosure of the bracketed information in Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	James Travers, FleetMatics Group Limited
Sharon Levine, FleetMatics Group Limited
Kenneth J. Gordon, Esq., Goodwin Procter LLP

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